

July 26, 2007

<u>via U.S. mail and facsimile</u>

R. Jeffrey Bailly, Chief Executive Officer
UFP Technologies, Inc**.**
172 East Main Street
Georgetown, Massachusetts 01833-2107

> **RE:** **UFP Technologies, Inc.**
> **Form 10- K for the Fiscal Year Ended December 31, 2006**
> **Filed March 27, 2007**
> **File No. 1-12648**

Dear Mr. Bailly:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                   Sincerely,

                   Terence O'Brien
                   Accounting Branch Chief